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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___)*

W. P. Carey & Co. LLC
(Name of Issuer)
Listed Shares, no par value per share
(Title of Class of Securities)
92930Y107
(CUSIP Number)
Wm. Polk Carey
c/o W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100

With a copy to:

Christopher P. Giordano, Esq.
Daniel I. Goldberg, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
(212) 335-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92930Y107

1	NAMES OF REPORTING PERSONS. Wm. Polk Carey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO and PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		11,616,418

SHARES	8	SHARED VOTING POWER
BENEFICIALLY BY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,616,418

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,616,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
This statement on Schedule 13D relates to the listed shares, no par value per share (the “Listed Shares”), of W. P. Carey & Co. LLC (the “Company”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 50 Rockefeller Plaza, New York, New York 10020.
Item 2. Identity and Background
This Schedule 13D is being filed by Wm. Polk Carey, an individual, and relates to shares held by Mr. Carey, directly and indirectly.
The address and principal place of business of Mr. Carey is 50 Rockefeller Plaza, New York, New York 10020. Mr. Carey is the founder, Chairman and principal shareholder of the Company. Mr. Carey is a citizen of the United States.
During the last five years, Mr. Carey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Some of the Listed Shares have been held by Mr. Carey since founding the Company in 1973. Other Listed Shares have been acquired by Mr. Carey, from time to time, either as a form of compensation pursuant to terms of various employment arrangements, equity incentive plans or other similar agreements since the Company was founded (collectively, the “Compensation Arrangements”), or were purchased on the open market.
Item 4. Purpose of Transaction
Mr. Carey holds his stake in the Company for investment purposes. As outlined in Item 3 of this Form 13D, which is incorporated herein by reference, since founding the Company, Mr. Carey has acquired his Listed Shares via various methods. Pursuant to the terms of the Compensation Arrangements, Mr. Carey may receive additional Listed Shares from time to time.
Except as set forth above, Mr. Carey does not have any present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) Mr. Carey directly owns 4,501,683 Listed Shares, which represents 11.4% of all outstanding Listed Shares, and indirectly owns, through a wholly owned company, W. P. Carey & Co., Inc. , 7,114,735 Listed Shares, which represents 17.9% of all outstanding Listed Shares. As a result, Mr. Carey is deemed to own 11,616,418 Listed Shares, which represents 29.3% of all outstanding Listed Shares.
(b) Mr. Carey has the sole power to vote 11,616,418 Listed Shares, and the sole power to dispose of 11,616,418 Listed Shares.

(c) Mr. Carey has not acquired nor sold any Listed Shares during the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Pursuant to the terms of the Compensation Arrangements, Mr. Carey may receive additional Listed Shares from time to time.
To Mr. Carey’s knowledge, except as otherwise described in this statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships between Mr. Carey and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to Be Filed as Exhibits
Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 10, 2011

By:	/s/ Wm. Polk Carey